Exhibit 99.1

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

October 12, 2010

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear RADVISION Ltd. Shareholders:

We cordially invite you to the 2010 Annual General Meeting of Shareholders of RADVISION Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Wednesday, November 17, 2010, at the Company’s  offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

1.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011, and to authorize the Board of Directors of the Company to delegate to the Audit Committee of the Board of Directors the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services;

2.	To re-elect Messrs. Zohar Zisapel and Efraim Wachtel as Class C directors for additional three-year terms;

3.	To review and discuss the Company’s directors’ annual report to shareholders, auditor’s report, and consolidated financial statements for the year ended December 31, 2009; and

4.	To transact such other business as may properly come before the annual general meeting of shareholders or any adjournment thereof.

The Board of Directors of the Company recommends that you vote in favor of all of the proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on October 12, 2010 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors Zohar Zisapel Chairman of the Board of Directors

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVISION Ltd., or the Company, to be voted at the 2010 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, November 17, 2010 at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

This Proxy Statement, the attached Notice of 2010 Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about October 15, 2010.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) approval and ratification of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011, and to authorize the Board of Directors of the Company, or the Board of Directors, to delegate to the Audit Committee of the Board of Directors, or the Audit Committee, the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; and (ii) re-election of Messrs. Zohar Zisapel and Efraim Wachtel as Class C directors of the Company for additional three-year terms. In addition, the directors’ annual report to shareholders, the auditor’s report, and consolidated financial statements for the year ended December 31, 2009 will be reviewed and discussed at the Meeting.

The Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

Only holders of record of the Company’s ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 12, 2010 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of October 12, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 18,561,199 outstanding ordinary shares.

●
Voting in Person. If your ordinary shares are registered directly in your name with the Company’s transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for ordinary shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such ordinary shares will be voted FOR the nominees for Class C director and each other proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Corporate Secretary, by granting a new proxy bearing a later date or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your ordinary shares, by attending the Meeting and voting in person.

Quorum

The presence of at least two shareholders, holding at least one-third of the Company’s issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour (or within such longer time not exceeding one hour as the Chairman of the Meeting may decide) from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day falls on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If within half an hour from the time designated for the reconvened Meeting a quorum is not present, the shareholders present in person, by proxy or by written ballot will constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In tabulating the voting results for any particular proposal, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management [

The following table sets forth certain information as of October 12, 2010 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to the Company to own beneficially more than 5.0% of the Company’s ordinary shares, (ii) each of the Company’s directors and executive officers, and (iii) all directors and executive officers as a group:

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	4,887,401	(3)	26.27%
Yehuda Zisapel	1,341.950	(4)	7.23%

Renaissance Technologies, LLC	1,252,470	(5)	6.75%

TimesSquare Capital Management, LLC	1,184,900	(6)	6.38%
Ross Margolies	1,004,612	(7)	5.41%
Boaz Raviv	441,312	(8)	2.32%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*
All directors and executive officers as a group (7 persons)	5,561,325		29.96%
________	________________________
*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 18,561,199 ordinary shares issued and outstanding (which excludes 3,955,024 ordinary shares held as treasury stock) as of October 12, 2010.

(3)
Includes (i) 3,223,235 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 45,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, which have an exercise price of $19.59 per share and expire in July 2013; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 21, 2009.  Includes: (i) 751,901 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 ordinary shares owned of record by RADbit Inc., a company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 12, 2010.  The Schedule 13G/A was filed by Renaissance Technologies LLC and James H. Simons due to his controlling interest in Renaissance Technologies LLC.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 31, 2008.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on April 20, 2010. The Schedule 13G/A states that of such shares, 993,500 ordinary shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership. Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP. Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds. In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

(8)	This number includes 441,312 ordinary shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of the date of this Proxy Statement, granted to Mr. Boaz Raviv.

I.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 1 on the Proxy Card)

The Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent public accountants in July 2002 and has reappointed the firm as the Company’s independent public accountants since such time.

At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accountants for the year ending December 31, 2010, and until the Company’s 2011 annual general meeting of shareholders, pursuant to the recommendation of the Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with the Company’s operations and reputation in the auditing field, the Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as the Company’s independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the compensation of the Company’s independent auditors in accordance with the volume and nature of their services. With respect to fiscal year 2009, the Company paid Kost Forer Gabbay & Kasierer $232,500 for audit services, $33,509 for tax-related services and $163,784 for other services (that relate to services performed in connection with the acquisition of certain assets of Aethra Video Srl and Aethra SpA of Ancona, including due diligence and tax advice).

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2010 and until the Company’s 2011 annual general meeting of shareholders, be and hereby is ratified and approved; and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

The Board of Directors recommends a vote FOR the foregoing resolution.

II. RE-ELECTION OF CLASS C DIRECTORS
(Item 2 on the Proxy Card)

        The Company’s Articles of Association provide for a board of directors consisting of no less than five and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders of the Company. The Board of Directors is currently composed of five directors.

In accordance with the Company's Articles of Association, the Board of Directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-outside directors. Generally, at each annual general meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. Under the Company’s articles of association, a vacancy in two of the three director classes at any given time is permitted.  The Company’s Class A and Class B director categories are currently vacant.  The Company’s current Chairman of the Board of Directors, Mr. Zohar Zisapel, or the Chairman, and Mr. Efraim Wachtel, were elected at the Company’s 2007 annual general meeting of shareholders to serve as Class C directors until the Company’s 2010 annual general meeting of shareholders. In addition, the Company has three outside directors who also serve for three-year terms.

The Company’s directors, other than its outside directors, are nominated by a majority of its independent directors (as such term is defined under NASDAQ Marketplace Rules). The Company's independent directors met in executive sessions and have proposed the re-election of both Messrs. Zohar Zisapel and Efraim Wachtel to serve as Class C directors each for an additional term of three years, until the Company’s annual general meeting of shareholders to be held in 2013 or until their successors are elected and qualified. Accordingly, at the Meeting, shareholders will be asked to re-elect Mr. Zohar Zisapel and Mr. Efraim Wachtel as Class C directors of the Company, each for an additional three-year term, effective upon the date of the Meeting.

Subject to the Chairman’s re-election at the Meeting under this Item II, in accordance with the equity-based compensation plan for the Chairman, which was approved by the Company’s Audit Committee and Board of Directors on July 29, 2009 and by the Company’s shareholders at the 2009 annual general meeting of shareholders, for each year of service as a director, options to purchase 20,000 ordinary shares will be granted to the Chairman on the date of the Meeting, and thereafter, annually during the three-year period of the Chairman’s term on the date of each annual general meeting of shareholders (i.e. on the dates of each of the 2011 and 2012 annual general meetings of shareholders). All of the options will be granted under the Company’s 2000 Employee Stock Option Plan, will be fully vested and immediately exercisable on the applicable date of grant and will expire 18 months after the Chairman’s termination of or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the Company’s ordinary shares on the NASDAQ Global Market on the applicable date of grant.

Subject to Mr. Wachtel’s re-election at the Meeting under this Item II, in accordance with the equity-based compensation plan for directors (other than the Chairman), which was approved by the Company’s Audit Committee and Board of Directors on July 29, 2009 and by the Company’s shareholders at the 2009 annual general meeting of shareholders, for each year of service as a director, options to purchase 10,000 ordinary shares will be granted to Mr. Wachtel on the date of the Meeting, and thereafter, annually during the three-year period of Mr. Wachtel’s term on the date of each annual general meeting of shareholders (i.e. on the dates of each of the 2011 and 2012 annual general meetings of shareholders). All of the options will be granted under the Company’s 2000 Employee Stock Option Plan, will be fully vested and immediately exercisable on the applicable date of grant and will expire 18 months after Mr. Wachtel’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the Company’s ordinary shares on the NASDAQ Global Market on the applicable date of grant.

        Set forth below is a brief biography of each of the nominees for Class C director, based upon the records of the Company and information furnished to it by each of them.

Zohar Zisapel has served as a director since November 1992. Mr. Zisapel served as the Company’s Chairman of the Board of Directors from November 1992 until August 1999 and again assumed the position of the Company’s Chairman of the Board of Directors in April 2001.  During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies. Mr. Zisapel is the founder and Chairman of the Board of Directors of RAD Data Communication Ltd., or RAD Data, and he serves as a director of other public companies, including Amdocs Ltd., RADCOM Ltd. (as Chairman of the Board of Directors) and Ceragon Networks Ltd. (as Chairman of the Board of Directors).  Mr. Zisapel holds a B.Sc. degree from the Technion- Israel Institute of Technology and an M.Sc. degree from Tel Aviv University.

Efraim Wachtel has served as a director since March 1998. Mr. Wachtel has served as president and chief executive officer of RAD Data since November 1997.  From October 1985 to November 1997, Mr. Wachtel served as vice president of sales and marketing of RAD Data. Prior to joining RAD Data, Mr. Wachtel held various research and development positions in several companies in Israel and the United States. Mr. Wachtel holds a B.Sc. degree in electrical engineering from the Technion- Israel Institute of Technology.

The Company is not aware of any reason why either of the nominees, if re-elected, would be unable or unwilling to serve as a Class C director.

It is therefore proposed that at the Meeting the following resolutions be adopted:

   “RESOLVED, that Mr. Zohar Zisapel be re-elected to serve as a Class C director of the Company, effective immediately, for an additional term of three years.”

   “RESOLVED, that Mr. Efraim Wachtel be re-elected to serve as a Class C director of the Company, effective immediately, for an additional term of three years.”

The re-election of each of the nominees for Class C director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolutions.

III. REVIEW AND DISCUSSION OF DIRECTORS’ ANNUAL REPORT TO SHAREHOLDERS,
AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2009

At the Meeting, the director’s report to shareholders, auditor’s report and the audited consolidated financial statements for the year ended December 31, 2009 will be presented.  A discussion with respect to the financial statements will be held at the Meeting.  This Item will not involve a vote of the shareholders.

The Company’s annual report on Form 20-F for the year ended December 31, 2009, including the auditor’s report and consolidated financial statements for the year ended December 31, 2009, which was filed with the SEC on April 26, 2010, is available on the Company’s website at www.radvision.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Company’s annual report on Form 20-F for the year ended December 31, 2009, free of charge, upon request. None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of the Company’s website form part of the proxy solicitation material.

IV. OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of 2010 Annual General Meeting of Shareholders and Proxy Statement and knows of no other matter to be brought before the Meeting by others. If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors

October 12, 2010